[redacted]

SE(08031292 COMMISSION
49

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

FOLIO*fn* Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
APR 14 2008
THOMSON
FINANCIAL

8000 Towers Crescent Drive, 15th Floor
(No. and Street)

Vienna (City) VA (State) 22182 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MS. BETH KIRKSEY 703-245-4874
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name - if individual, state last, first, middle name)

53 STATE STREET (Address) BOSTON (City) MA (State) 02109 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
FEB 26 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

AFFIRMATION

I, Beth Kirksey, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm FOLIO*fn* Investments, Inc. (the "Company") for the year ended December 31, 2007 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Beth Kirksey 2/21/08

Beth Kirksey Date
Chief Operating Officer and Chief Financial Officer

Subscribed and sworn to before me,
this 21st day of February 2008

Ashley Nicole Alvarado

Notary Public

City/County of Fairfax
Commonwealth of Virginia
Subscribed and sworn to before me
this 21 day of February, 2008
by Beth Kirksey
Ashley Nicole Alvarado Notary Public
ASHLEY NICOLE ALVARADO
Reg. #7129309 Commission Exp. 8/31/2011

FOLIOfn INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
(In thousands)

ASSETS

Cash and cash equivalents	$	11,057
Cash segregated under federal and other regulations		11,810
Deposits with clearing organizations		2,409
Receivable from customers		5,725
Receivable from broker dealers and clearing organizations		1
Other receivables		339
Dividends and interest receivable		58
Corporate equity securities owned - at market value		816
Municipal security owned - at market value		5
Prepaid expenses and other assets		360
Deferred tax asset		217
Total assets	$	32,797

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Payable to customers	$	13,133
Payable to broker-dealers and clearing organizations		4,885
Accounts payable and accrued expenses		575
Deferred tax liabilities		217
Due to parent		603
Deferred revenue		676
Total liabilities		20,089
STOCKHOLDER'S EQUITY:		
Common stock, $0.0001 par value - 1,000 shares authorized, issue, and outstanding		-
Additional paid-in capital		24,092
Accumulated deficit		(11,384)
Total stockholder's equity		12,708
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	32,797

END

The accompanying notes are an integral part of these financial statements.